

January 21, 2015

Via E-mail
Patrick Hyndman
Interim Delegate General of Québec in New York
Québec Government House
One Rockefeller Plaza – 26th Floor
New York, New York 10020-2102

      Re: **Québec**
                 Amendment No. 1 to Schedule B
                 Filed January 20, 2015
                 File No. 333-200812

                 Form 18-K for Fiscal Year Ended March 31, 2014
                 Filed August 22, 2014, as amended August 25, 2014, September 22, 2014,
                 October 16, 2014, October 27, 2014, November 24, 2014, December 5, 2014,
                 December 19, 2014
                 File No. 002-86339

Dear Mr. Hyndman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 18-K

General

1.   We note your response to comment 1 of our letter dated January 5, 2015; however, we reissue our prior comment in part. To the extent possible, please update all statistics and information in the Form 18-K to provide the most recent data.

2. We note your response to our prior comment 5 and we reissue our comment. We note your disclosure on page 1 that the "delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date." As this statement appears to be inconsistent when a prospectus incorporates a Form 18-K by reference, please revise accordingly.

Exports and Imports, page 18

3. We note your response to our prior comment 8 and we reissue our comment. Please revise to provide greater disclosure regarding the services that Québec imports and exports. In addition, please also expand your disclosure in the Overview section on page 7 to provide more information regarding the service sector.

Government Finances, page 23

2014-2015 Forecast – Budget 2014-2015, page 27

4. We note your response to our prior comment 9 and we reissue our comment. We note your disclosure that the profits of Government enterprises are budgeted at $5,105 million in 2014-2015, a decrease of 6.2% from 2013-2014. Please revise your disclosure to explain this forecasted decrease.

Government Enterprises and Agencies, page 38

Enterprises Included in the Government's Reporting Entity, page 40

5. We note your response to our prior comment 10 and we reissue our comment. For comparative purposes, please disclose the dividend received by the Government from Loto-Québec and the SAQ in Fiscal 2013.

6. We note your response to our prior comment 11 and we reissue our comment. We note your disclosure that as of March 31, 2013, the total assets of the four Innovatech corporations were $72 million. Please revise to update.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney

cc: Robert E. Buckholz
        Sullivan & Cromwell LLP
        Via E-mail